UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                        Commission File Number 001-15745

                           NOTIFICATION OF LATE FILING

(CHECK ONE): //Form 10-KSB //Form 20-F //Form 11-K /X/Form 10-QSB //Form N-SAR For Period Ended: June 30, 2000


/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

MyWeb Inc.com
-----------------------------------
Full Name of Registrant

Asia Media Communications, Ltd.
-----------------------------------
Former Name if Applicable

Block G, Unit G606, Phileo Damansara 1, No. 9, Jalan 16/11, Off Jalan Damansara
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

46350 Petaling Jaya, Selangor, Malaysia
----------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a) The reasons   described  in  reasonable  detail  in  Part  III  of  this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. The Form 10-QSB for the fiscal quarter ended June 30, 2000 could not be filed within the prescribed time period because of a delay in reviewing the Company's financial statements by its auditing firm.

SEC 1344 (6/94)
PART IV -- OTHER INFORMATION
(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification
Mr. Roger Koh                              (603) Malaysia           460-9282
-----------------------------            ------------------   ------------------
(Name)                                       (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached summary.)

                                  MyWeb Inc.com
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    8/14/00                                    By:   /s/ Nin Contreras
     -------------------                               -------------------------
                                                         Nin Contreras
                                                         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------

                                    ATTENTION
--------------------------------------------------------------------------------

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                         Form 12b-25 Summary Attachment

     PART IV -- OTHER INFORMATION -- Significant Change in Operating Results

         It is anticipated that the results of operations for the quarter ended June 30, 2000 will reflect a net loss of approximately $1.9 million as compared to a net loss of approximately $900,000 for the quarter ended June 30, 1999. Such increase in net loss will be attributable to significant increases in marketing and operating expenses, including stock compensation earned and charged to expense, and expenses relating to the secondary listing of the Company's shares on the Stock Exchange of Singapore.